May 4, 2005



Mail Stop 4-6

Charles T. Jensen
President and Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 402
Fort Myers, Florida 33901

Re:	NeoMedia Technologies, Inc.
	Registration Statement on Form S-4
	Filed April 5, 2005
	File No. 333-123848

	Form 10-KSB for the fiscal year ended December 31, 2004
	File No. 0-32262

Dear Mr. Jensen:

	This is to advise you that we have limited our review of the above-referenced documents to the matters identified below and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. With respect to the comments on the periodic report, your response should be provided as soon as possible and not later than May 17, 2005. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
General
1. We note disclosure in your registration statement that
Kirkpatrick
& Lockhart will pass on the validity of the shares and that you will
file an exhibit pursuant to Item 601(b)(5) of Regulation S-K. However, it appears you anticipate this transaction will be a tax-free reorganization but have not provided an opinion regarding tax matters pursuant to Item 601(b)(8) of Regulation S-K. Please advise.
2. Please revise your discussion of the $100 million Cornell
Capital
equity line to also describe the general terms and the existence of
the Secured Promissory Note.     In addition, Exhibit 10.62
indicates
that the note is dated March 24, 2005 but your Form 8-K filed
April
1, 2005 indicates that the note is dated March 30, 2005. Please correct this inconsistency.
3. Consider revising to provide a toll-free number that BSD shareholders can call to determine the number of shares to be issued on a per share basis.
Prospectus Cover Page
4. Update your disclosure to provide the number of shares that would be issued on a per share basis using the volume-weighted average price of your stock for the five days prior to the latest practicable date.
5. Please revise to disclose on this page to more prominently disclose that the BSD shareholders will not know the number of shares they will receive until the effective date of the merger. Also indicate the date by which BSD shareholders wishing to exercise their dissenters` rights must give notice to you.

Risk Factors, page 8
6. We note that since the filing of this Form S-4 your stock has been subject to dramatic price increases. Please revise your subheading
"Risks Related to the Merger" and disclosure throughout your document to describe any risks related to volatility of your common stock since April 5, 2005.

The Merger, page 26

      Dissenters` Rights, page 29
7. Include a more detailed summary of the relevant sections of the Florida Business Corporation Act relating to dissenters` rights. Highlight the date by which dissenters must deliver notice to you that they intend to exercise their rights and, if applicable, the possibility that such dissenters may not know the exchange rate at the time such notice is submitted. Provide a similar discussion of this notice deadline in the summary section on page 7 under the heading "Dissenters` Rights."

Form 10-KSB
Controls and Procedures, page 44
8. We note your statement in the Form 10-KSB referenced above, that
the principal executive and financial officers have concluded that the company`s disclosure controls and procedures were "effective and designed to ensure that material information relating to NeoMedia
and
its consolidated subsidiaries is accumulated and would be made known
to them by others within those entities as appropriate to allow timely decisions regarding required disclosure... ."  This
definition
of disclosure controls and procedures appears to be narrower than Rule 13a-15(e). Please revise your Form 10-KSB.
9. We note your statement under changes in internal controls that your do not "believe" there are "significant deficiencies."
Please
unambiguously advise if there are significant deficiencies or material weaknesses in your internal controls and procedures. Further, your definition of internal controls that includes the terms
"...adversely affect its ability to record, process..." appears to be narrower than Rule 13a-15(f). Please revise your Form 10-KSB.
10. We note your statement concerning changes in internal controls.
In this regard it does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-B and Rule 13a-
15(d). Please revise your Form 10-KSB to indicate if during the quarter ended December 31, 2004 there was "any change" that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting. Please also advise if policy reviews, improvement of documentation or general improvement in the state of your internal controls as discussed in this paragraph led to any change during the quarter that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting.

* * * * *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

















	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact
Perry
Hindin (202) 551-3444 or the undersigned, at (202) 551-3730.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director


cc:	Via Facsimile
      Clayton E. Parker, Esq.
      Kirkpatrick & Lockhart LLP
      201 S. Biscayne Blvd. Suite 2000
	Phone: (305) 539-3305
      Fax: (305) 358-7095
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NeoMedia Technologies, Inc.
May 4, 2005
Page 1